OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

PHOENIX FOOTWEAR GROUP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

71903M 10 0

(CUSIP Number)

James R. Riedman, President
Riedman Corporation
c/o Phoenix Footwear Group, Inc.
5759 Fleet Street, Suite 220
Carlsbad, California 92008
(760) 602-9688

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 28, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 71903M 10 0			Page 2 of 6

1.	Name of Reporting Person: Riedman Corporation		I.R.S. Identification Nos. of above persons (entities only): 16-0807638

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: New York

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 632,710 (includes currently exercisable options to purchase 250,000 shares of Common Stock)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 632,710 (See Item 7 above)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 632,710 (See Item 7 above)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.3%

14.	Type of Reporting Person (See Instructions): CO

2

CUSIP No. 71903M 10 0			Page 3 of 6

1.	Name of Reporting Person: James R. Riedman		I.R.S. Identification Nos. of above persons (entities only): ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,417,692 (includes currently exercisable options to purchase 310,084 shares)

		8.	Shared Voting Power: 1,448,498 Beneficial Ownership Disclaimed (includes currently exercisable options to purchase 250,000 shares)

		9.	Sole Dispositive Power: 1,427,486 (see 7 above)

		10.	Shared Dispositive Power: 1,448,498 (see 8 above)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,875,984

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 32.2%

14.	Type of Reporting Person (See Instructions): IN

3

CUSIP No. 71903M 10 0	Page 4 of 6
Item 1. Security and Issuer.
     This Schedule 13D (Amendment No. 9) relates to shares of the Common Stock, par value $.01 per share (“Common Stock”) of Phoenix Footwear Group, Inc. (the “Issuer”) and amends and supplements Schedule 13D (Amendment No. 8) filed on April 28, 2004. The Issuer’s principal executive office is located at 5759 Fleet Street, Suite 220, Carlsbad, California 92008.
Item 3. Source and Amount of Funds or Other Consideration.
     This Amendment No. 9 to Schedule 13D of James R. Riedman and Riedman Corporation is made to report the following events which have occurred since April 28, 2004, the filing date of Amendment No. 8 to Schedule 13D:
     (a) The purchase on November 28, 2005 by CE Capital, LLC, a New York limited liability company of which Mr. Riedman is the managing member with sole voting and dispositive power, of 1,000 shares ($5.85 per share) and 19,000 shares ($5.85 per share), respectively, of Common Stock, bringing the total shares owned by CE Capital, LLC to 443,808. Mr. Riedman disclaims beneficial ownership of 63,572 shares owned by CE Capital, LLC. The source of the funds used by CE Capital, LLC to purchase the shares ($117,000) was from the capital of that company.
     (b) The purchase on July 14, 2004 by Mr. Riedman of 8,000 shares ($12.50 per share) of Phoenix Common Stock. The source of the funds ($100,000) used were personal funds.
     (c) The allocation to Mr. Riedman on February 5, 2005 of 4,461 shares of Common Stock under the Phoenix Footwear Group, Inc. Retirement Savings Partnership Plan (the “Plan”).
     (d) The purchases on July 14, 2004, November 18, 2005, November 21, 2005 and November 22, 2005 by members of Mr. Riedman’s family who reside with him of 12,000 shares ($12.50 per share), 3,300 shares ($4.89 per share), 2,100 shares ($4.97 per share) and 45,537 shares ($6.00 per share) of Phoenix Common Stock, respectively. Mr. Riedman disclaims beneficial ownership of said shares. The source of the funds (aggregate of $449,796) used by members of Mr. Riedman’s family to purchase the shares were personal funds.
     Mr. Riedman is an officer, director and shareholder of Riedman Corporation, the beneficial owner of 632,710 shares. He is also a member of the Retirement Committee of the Plan which owns 738,245 shares, which includes 9,794 shares allocated to Mr. Riedman’s account.
Item 4. Purpose of the Transaction.
     The purposes of the above-referenced transactions were to acquire Common Stock for investment.

CUSIP No. 71903M 10 0	Page 5 of 6
Item 5. Interest in Securities of the Issuer.
     (a) As of November 11, 2005, the Issuer had 8,379,443 shares of Common Stock outstanding according to its Quarterly Report on Form 10-Q filed November 15, 2005. Riedman Corporation beneficially owns 632,710 shares of Common Stock (which includes the currently exercisable Options to purchase 250,000 shares of Common Stock), representing 7.3% of the issued and outstanding shares of Common Stock. James R. Riedman beneficially owns 2,875,984 shares of Common Stock, representing 32.2% of the issued and outstanding shares of Common Stock (and disclaims beneficial ownership of 1,512,070 of the shares owned directly or indirectly through CE Capital, LLC, by his children who reside with him, Riedman Corporation and under the Plan). The Plan owns 738,245 shares of Common Stock for the benefit of participants in the Plan, being eligible employees of the Issuer (see (b) following), which includes 9,794 shares allocated to Mr. Riedman.
     (b) Riedman Corporation has the sole power to vote and sole power to dispose of 632,710 shares of Common Stock, and James R. Riedman has the sole power to vote 1,417,692 shares and sole power to dispose of 1,427,486 shares of Common Stock. James R. Riedman, as a director of Riedman Corporation shares the power to vote and to dispose of the 632,710 shares beneficially owned by Riedman Corporation. As a member of the Retirement Committee of the Plan he shares the power to vote the 738,245 shares beneficially owned by the Plan, shares the power to dispose of 358,885 shares not yet allocated by the Plan to its participants and has sole power to dispose of the 9,794 shares in the Plan which have been allocated to his account. Mr. Riedman disclaims beneficial ownership of all shares of Common Stock over which he shares power to vote and dispose of such shares.
     (c) See Item 3 for a description of all transactions in the Common Stock since the filing of Amendment No. 8 to this Schedule 13D on April 28, 2004.
     (d) None.
     (e) Not Applicable.
Item 7. Material to Be Filed as Exhibits.
     The exhibits filed as part of this Schedule 13D are as follows:

Exhibit No.	Description
99.1	Joint Filing Agreement

CUSIP No. 71903M 10 0	Page 6 of 6
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 7, 2005

RIEDMAN CORPORATION

By:	/s/ James R. Riedman

Name:	James R. Riedman
Title:	President

/s/ James R. Riedman

James R. Riedman